Exhibit 99.1

Results of 2024 Annual General Meeting

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 22 November 2024: In accordance with ASX Listing Rule 3.13.2 and Section 251AA of the Corporations Act 2001 (Cth), the attached information is provided in relation to the resolutions passed by the shareholders of Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) at its Annual General Meeting held on 22 November 2024.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorised by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts: Australia

Ana Luiza Harrop

we-aualteritytherapeutics@we-worldwide.com

+61 452 510 255

U.S.

Remy Bernarda remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward- looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Disclosure of Proxy Votes Alterity Therapeutics Limited Annual General Meeting Friday, 22 November 2024
GPO Box 5193, Sydney, NSW 2001
P 1300 288 664 (aus) or +61 (0)2 9698 5414 (world)
F +61 (0)2 8583 3040 E hello@automic.com.au
ABN 27 152 260 814

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to resolutions put to members at the meeting.

			Proxy Votes				Poll Results (if applicable)			Results
Resolution	Decided by Show of Hands (S) or Poll (P)	Total Number of Proxy Votes exercisable by proxies validly appointed	FOR	AGAINST	ABSTAIN	PROXY’S DISCRETION	FOR	AGAINST	ABSTAIN	OUTCOME
1 Non-binding resolution to adopt Remuneration Report	P	360,278,902	247,282,902 68.64%	87,766,213 24.36%	27,512,053	25,229,787 7.00%	272,623,588 75.65%	87,766,213 24.35%	27,512,053	-
2 Re-Election of Director – Mr Geoffrey Kempler	P	393,912,798	326,330,105 82.84%	42,974,739 10.91%	2,862,414	24,607,954 6.25%	376,435,438 89.75%	42,974,739 10.25%	2,862,414	Carried
3 Ratification of prior issue of shares (Placement July 2024)	P	292,690,098	184,971,185 63.20%	82,614,126 28.23%	1,286,814	25,104,787 8.58%	253,554,351 75.42%	82,614,126 24.58%	1,286,814	Carried
4 Approval for issue of options – Mr Geoffrey Kempler	P	336,743,973	251,964,801 74.82%	63,859,918 18.96%	57,757,839	20,919,254 6.21%	298,381,434 82.37%	63,859,918 17.63%	57,757,839	Carried
5 Approval for issue of options – Mr Lawrence Gozlan	P	337,583,973	251,873,001 74.61%	64,288,385 19.04%	57,194,439	21,422,587 6.35%	316,773,967 83.13%	64,288,385 16.87%	57,194,439	Carried
6 Approval for issue of options – Mr Peter Marks	P	337,356,373	251,667,001 74.60%	64,266,785 19.05%	57,953,639	21,422,587 6.35%	309,381,999 82.80%	64,266,785 17.20%	57,953,639	Carried
7 Approval for issue of options – Mr Brian Meltzer	P	330,247,116	244,620,144 74.07%	64,204,385 19.44%	57,941,639	21,422,587 6.49%	309,521,110 82.82%	64,204,385 17.18%	57,941,639	Carried
8 Approval of 10% Placement Issue	P	391,033,484	266,912,465 68.26%	99,500,946 25.45%	5,255,128	24,620,073 6.30%	335,010,917 77.10%	99,500,946 22.90%	5,255,128	Carried

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